Exhibit 17.1

September 16, 2009

Harvey Altholtz
Chairman
ICC Worldwide, Inc.
3334 E Coast Highway #424
Corona del Mar, CA 92625

Dear Harvey,

I hereby resign my position as a Director of ICC Worldwide, Inc. effective on this date.

Due to the press of other commitments, I do not believe that I can devote adequate time to ICC Worldwide, Inc.  Nonetheless, I am fully supportive of the current efforts to raise additional funding to take advantage of the TeaNet opportunity.

I also give up all my stock options.

Sincerely,

George S. Stevens